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06-12

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SE(19006479)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00719

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Securities Americas LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Otto Lambrianidis **(212) 583-4977**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

NATIXIS SECURITIES AMERICAS LLC
(A Wholly Owned Subsidiary of
Natixis North America LLC)
(SEC I.D. No. 8-00719)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

This annual report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document, and each page of this annual report is stamped "CONFIDENTIAL".

AFFIRMATION

I, Otto Lambrianidis, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2018 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Otto Lambrianidis
Financial Principal

State of New York)
)ss
County of New York)

Subscribed to before me on
This 28th day of February 2019

Notary Public

SHERLY HSU
Notary Public, State of New York
No. 01HS6270608
Qualified in Queens County
Certificate Filed in New York County
Commission Expires October 22, 2020

NATIXIS SECURITIES AMERICAS LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
408

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Senior Management of
Natixis Securities Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 7, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2008.

Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2018
(In Thousands of U.S. dollars)

Assets		
Cash	$	17,628
Securities borrowed		14,532,217
Securities received as collateral		3,517,083
Securities purchased under agreements to resell		1,159,560
Securities owned, at fair value (including pledged of $260)		66,692
Due from clearing corporations and other		1,136,217
Due from affiliates		7,427
Accrued interest receivable		11,683
Other assets		14,711
Total assets	$	20,463,218
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	11,760,959
Obligation to return securities received as collateral		3,517,083
Securities sold under agreements to repurchase		3,277,983
Securities sold, not yet purchased, at fair value		23,074
Borrowing from affiliates, net		740,944
Due to affiliates		19,037
Due to clearing corporations and other		18,631
Accrued interest payable		42,062
Deferred taxes, net		999
Other liabilities		4,976
Total liabilities	$	19,405,748
Liabilities subordinated to claims of general creditors		150,000
Commitments and contingent liabilities (see Note 12)		
Total member's equity		907,470
Total liabilities and member's equity	$	20,463,218

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company organized in Delaware and a wholly-owned subsidiary of Natixis North America LLC ("NNA"), its managing member. Prior to June 29, 2018, NNA was a wholly owned subsidiary of Natixis U.S. Holdings Inc. ("NUSHI"). NUSHI is an indirect wholly owned subsidiary of Natixis S.A. ("Natixis"), an entity organized in Paris, France. Natixis is a majority owned subsidiary of Group BPCE.

As part of an internal reorganization of Natixis' combined U.S. operations effective June 29, 2018, NUSHI transferred its 100% ownership interest in NNA to Natixis. In connection with the reorganization, NNA made an election to be treated as a "corporation" for U.S. tax purposes. This reorganization did not have a material effect on the business or operations of the Company.

The Company engages in several classes of services, including principal and agency transactions in debt and equity securities and investment banking businesses. The Company also participates in private placement and advisory activities and engages in proprietary securities financing transactions, which are collateralized by U.S. government securities, agency securities, and equity securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of financial information
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased, the fair value of certain securities sold under agreements to repurchase and securities purchased under agreements to resell and taxes.

Cash
Cash represents deposits with financial institutions which may, at times, exceed federal insurance limits.

Securities segregated for regulatory purposes
The Company maintains securities in segregated reserve accounts for the exclusive benefit of its customer pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2018, the Company had no segregated cash, and $15.1 million in segregated securities associated with securities purchased under agreement to resell within the statement of financial condition.

Securities financing transactions

Securities borrowed and securities loaned

Securities borrowed and securities loaned are matched book transactions that are recorded based upon the amount of cash collateral advanced or received in connection with the transactions and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable. Securities borrowed and securities loaned are carried at contract value, plus accrued interest.

Securities received as collateral and obligation to return securities received as collateral

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with Accounting Standards Codification ("ASC") Topic 860, *Transfers and Servicing* issued by the Financial Accounting Standards Board ("FASB").

Securities sold under agreements to repurchase and securities purchased under agreements to resell

Securities sold under agreements to repurchase and securities purchased under agreements to resell are recorded as collateralized financing transactions. Securities sold under agreement to repurchase and securities purchased under agreement to resell are carried at contract value, plus accrued interest, except for those for which the Company has elected the fair value option (See Note 6). It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty.

Securities owned, and securities sold, not yet purchased, at fair value

Securities owned, and securities sold, not yet purchased, at fair value consist primarily of equity securities, U.S. government securities, collateralized loan obligations and corporate securities, carried at fair value. Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices.

Fair value is generally based on quoted market prices, dealer quotations or internally developed models. Gains and losses resulting from these transactions are recorded on the trade date using the First In First Out ("FIFO") method. Additional information regarding securities owned and securities sold, not yet purchased, at fair value is provided within Note 6.

Fair value of financial instruments

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

ASC Topic 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date."

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

- *Level 1.* Quoted market prices in active markets for identical assets or liabilities.
- *Level 2.* Observable market-based inputs or unobservable inputs that are derived from or corroborated by market data.
- *Level 3.* Unobservable inputs that are not corroborated by market data.

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Due from/to clearing corporations and other
Due from represents receivables from clearing organizations and includes deposits with clearing organizations, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver) and receivables arising from unsettled regular way trades.

Due to represents amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive).

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NUSHI through the effective reorganization date of June 29, 2018 and thereafter included in the consolidated federal and combined state and local income tax returns filed by NNA. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by members of the consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is determined at the NNA level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

3. Recently Issued Accounting Standards

Accounting for Financial Instruments—Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326).

The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. The Company is evaluating the effect that ASU 2016-13 will have on its Financial Statements and related disclosures. The ASU will be effective as of January 1, 2021.

4. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

	As of December 31, 2018					
				Gross amounts not offset		
In Thousands of US dollars	Gross Amount of Recognized Assets	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets Presented on the Statement of Financial Condition	Financial instruments	Cash collateral received	Net Amounts
Offsetting of financial assets:						
Securities borrowed	$ 14,532,217	$ -	$ 14,532,217	$ 14,523,433	$ -	$ 8,784
Securities purchased under agreements to resell	1,159,560	-	1,159,560	1,159,560	-	-

				Gross amounts not offset		
In Thousands of US dollars	Gross Amount of Recognized Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Liabilities Presented on the Statement of Financial Condition	Financial instruments	Cash collateral pledged	Net Amounts
Offsetting of financial liabilities:						
Securities loaned	$ 11,760,959	$ -	$ 11,760,959	$ 11,713,500	$ -	$ 47,459
Securities sold under agreements to repurchase	3,277,983	-	3,277,983	3,277,983	-	-

(1) Includes financial instruments subject to enforceable master agreements that are permitted to be offset under ASC 210-20-45.

5. Collateralized Secured Borrowings

The following table presents information about the contractual maturity of repurchase agreements and securities lending transactions that are accounted for as secured borrowings:

	As of December 31, 2018				
In Thousands of US dollars	Overnight and Continuous	Up to 30 Days	30 to 90 Days	Greater Than 90 Days	Total
Repurchase agreements transactions:					
U.S. Treasury and agency securities	$ 2,732,507	$ -	$ -	$ -	$ 2,732,507
Other	545,476	-	-	-	545,476
Securities lending transactions:					
Equity securities	10,794,719	26,453	939,787	-	11,760,959

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest
priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Measurement on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurements on a Recurring Basis as of December 31, 2018 (in thousands of U.S. dollars)			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral:	$ -	$ 3,517,083	$ -	$ 3,517,083
Securities purchased under agreements to resell:	-	627,850	-	627,850
Securities owned, at fair value:				
Equity securities	-	646	5,370	6,016
Corporate securities	-	7,460	-	7,460
Collateralized loan obligation	-	53,216	-	53,216
Total Securities owned, at fair value	$ -	$ 61,322	$ 5,370	$ 66,692
Liabilities:				
Obligation to return securities received as collateral:	$ -	$ 3,517,083	$ -	$ 3,517,083
Securities sold under agreements to repurchase:	-	3,277,983	-	3,277,983
Securities sold, not yet purchased, at fair value:				
U.S. government securities	1,322	17,791	-	19,113
Corporate securities	-	3,961	-	3,961
Total Securities sold, not yet purchased, at fair value	$ 1,322	$ 21,752	$ -	$ 23,074

- The fair value of U.S government securities is determined by using the closing price received from a third-party industry-standard pricing source.
- The fair value of Corporate securities is determined by an internal valuation process which compares the carrying price to the average price received from an external Price Provider or Dealer Quote.
- The fair value for securities purchase under agreement to resell and securities sold under agreement to repurchase are determine using a discounted cash flow technique, estimated based on the term of contracts.
- The fair value of Equity security classified as Level 3, which represents equity investment in a central clearing organization that is not traded in the public market, is based on an internal valuation model which takes the average of the market value of the shares issued by the clearing company.
- The fair value of Collateralized loan obligation classified as Level 2, is determined by an internal valuation process which compares the carrying price to the price received from an external Price Provider or Dealer Quote.

There were no transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2018.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2018:

(in thousands of U.S. dollars)	Dec. 31 2017	Net realized/ unrealized (losses) included in principal transactions	Purchase	31-Dec-18
Assets:				
Securities owned, at fair value:				
Equity securities	5,630	$ (260)	-	$ 5,370
Total	$ 5,630	$ (260)	$ -	$ 5,370

Measurement Not on a Recurring Basis

The following table represents the carrying value and fair value of financial instruments that are not carried at fair value on the statement of financial condition. The carrying value of these predominately collateralized financial instruments approximates fair value due to their short-term nature and generally negligible credit risk. The table excludes the values of non-financial assets and liabilities. The company uses a standard discounted cash flow method to compute the fair value of the subordinated note due to its long-term maturity.

	Fair Value Measurements Not on a Recurring Basis as of December 31, 2018 (in thousands of U.S. dollars)				
	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	$ 17,628	$ 17,628	$ -	$ -	$ 17,628
Securities borrowed	14,532,217	-	14,532,217	-	14,532,217
Securities purchased under agreements to resell	531,710	-	531,710	-	531,710
Due from clearing corporations and other	1,136,217	-	1,136,217	-	1,136,217
Liabilities:					
Securities loaned	$ 11,760,959	$ -	$ 11,760,959	$ -	$ 11,760,959
Borrowing from affiliates, net	740,944	-	740,944	-	740,944
Due to affiliates	19,037	-	19,037	-	19,037
Due to clearing corporations	18,631	-	18,631	-	18,631
Liabilities subordinated to claims of general creditors	150,000	-	151,700	-	151,700

7. Due from/to Clearing Corporations and Other

As of December 31, 2018, amounts due from/to clearing corporations and other consist of the following:

	(In thousands of U.S. dollars)	
	Receivable	Payable
Deposits with clearing corporations	$ 1,132,049	$ -
Securities failed to deliver/receive	4,099	17,874
Unsettled trades	69	757
	$ 1,136,217	$ 18,631

8. Related Party Transactions

The Company regularly enters into dealer, clearing and financing transactions with Natixis. As part of the clearing service provided, the Company received $693.4 million in deposits from Natixis included in borrowings from affiliates, net within the statement of financial condition.

The Company executed an agreement for a $350 million uncommitted revolving subordinated loan facility from Natixis that matures on August 2, 2020. As of December 31, 2018, the Company did not have a balance due on the Natixis facility.

The Company entered into securities borrowed with Natixis of $10.5B and securities loaned with Natixis London Branch and Natixis of $4B and $0.5B respectively. The Company entered into securities purchased under agreement to resell with Natixis of $0.5B, Natixis New York Branch ("NYB") of $0.6B and Natixis Financial Products ("NFP") of $19.1M. The Company entered into securities sold under agreements to repurchase with NYB of $2.8B.

The Company declared a $49.1 million dividend in June 2018, and recorded such dividend to its managing member, NNA.

In December 2018, the Company received a capital distribution of $42.5 million from its parent, NNA, recorded in member's equity within the statement of financial condition.

At December 31, 2018, the Company had an outstanding subordinated loan from its parent NNA, of $150 million with a maturity of December 31, 2024, at an interest rate of 3-month LIBOR plus 182 basis points.

Effective June 30, 2017, the Company entered into a revolving loan agreement of $500 million with Natixis Funding Corporation ("NFC") that matures on June 30, 2019.

The Company and Natixis entered into a guarantee agreement whereby all of the Company's payment obligations arising from its equity financing, securities lending, and capital markets activities are fully guaranteed by Natixis.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2018:

(In Thousands of U.S. dollars)

Assets		
Securities borrowed	$	10,529,602
Securities purchased under agreements to resell		1,109,950
Securities owned, at fair value		3,424
Due from affiliates		7,427
Accrued interest receivable		1,164
Total Assets	$	11,651,567
Liabilities		
Securities loaned	$	4,486,717
Securities sold under agreements to repurchase		2,762,980
Securities sold, not yet purchased, at fair value		554
Borrowing from affiliates, net		740,944
Due to affiliates		19,037
Accrued interest payable		25,189
Total liabilities	$	8,035,421
Liabilities subordinated to claims of general creditors		150,000
Total liabilities and subordinated claims of general creditors	$	8,185,421

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of approximately $922 million, which was approximately $920 million in excess of minimum net capital.

At December 31, 2018, the Company segregated Treasuries of $15.1 million to a special reserve account for the exclusive benefit of customers to satisfy the computation for determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3).

The subordinated loan, as disclosed in Note 8, qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

10. Income Taxes

At December 31, 2018, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Accrued expenses	$ 430
Gross deferred tax assets	430
Deferred tax liabilities	
Securities owned	(1,429)
Deferred taxes, net	**$ (999)**

The Company has recorded a payable to NNA of $4.9 million related to current taxes which is included in due to affiliates, net in the accompanying statement of financial condition.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NNA consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to recognize the temporary differences when these items become deductible for tax purposes.

The difference between the federal statutory income tax rate of 21% and the income taxes provided mainly relates to state and local income taxes.

The Company's income tax returns are subject to examination by various governmental taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. As of December 31, 2018, the tax returns for the years ended December 31, 2015, 2016 and 2017 remain subject to potential examination by the Internal Revenue Service, Massachusetts, New York State and New York City, constituting the major taxing jurisdictions. The Company is currently under examination as part of the NUSHI group tax returns for 2015, 2016 and 2017 by New York State.

The Company does not have any unrecognized tax benefits and does not expect the balance to change significantly during the twelve months subsequent to December 31, 2018.

11. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management,

after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on its financial statements at December 31, 2018.

The Company is a member of various exchanges and clearing organizations that trade and clear securities or options contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $11.7 billion in connection with its securities financing activities as of December 31, 2018, which it can sell or re-pledge. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2018.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities and receives other securities as collateral. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral in the financial statements. At December 31, 2018, approximately $3.5 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the accompanying financial statements. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2018.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

13. Financial Instruments with Off-Balance Sheet Risk

The Company may at times sell financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2018.

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities transactions through the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC") and clears non-fixed income securities through the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliate's option activities. Such activity may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

14. Subsequent Events

The Company has evaluated events subsequent to December 31, 2018 through the date on which the financial statements were issued. The Company did not have any subsequent events that required adjustment or disclosure in the consolidated financial statements.

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